SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

dick clark productions, inc.

(Name of the Issuer)

dick clark productions, inc.
RICHARD W. CLARK
KAREN W. CLARK
OLIVE ENTERPRISES, INC.
FRANCIS C. LA MAINA
DCPI INVESTCO, INC.
DCPI MERGERCO, INC.
CAPITAL COMMUNICATIONS CDPQ INC.
MOSAIC MEDIA GROUP, INC.
JULES HAIMOVITZ
HENRY WINTERSTERN

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

181512-10-4

(CUSIP Number of Class of Securities)

Martin Eric Weisberg, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel. No.: (212) 704-6050

with a copy to:

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071
Tel. No.: (213) 687-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction.  ☒

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$136,143,073.88	$12,604

*For purposes of calculating the filing fee only. Determined by (i) multiplying $14.50 by 2,974,874 shares of Common Stock and 90,955 shares of Class A Common Stock, (ii) multiplying the difference between $14.50 and the exercise price of each outstanding option to purchase an aggregate of 289,589 shares of Common Stock and (iii) multiplying $12.50 by 6,309,142 shares of Common Stock and 818,605 shares of Class A Common Stock

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,604
Form or Registration No.:	Schedule 14A
Filing Party:	dick clark productions, inc.
Date Filed:	April 4, 2002

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E–3”) is being filed by dick clark productions, inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the “Company”), Richard W. Clark, Karen W. Clark, Olive Enterprises, Inc., a Pennsylvania corporation wholly-owned by Mr. Clark (“Olive”, together with Mr. Clark and Mrs. Clark, the “Principal Stockholders”), Francis C. La Maina, DCPI Investco, Inc., a Delaware corporation (“DCPI Investco”), DCPI Mergerco, Inc., a Delaware corporation (“DCPI Mergerco”), Capital Communications CDPQ Inc., a Quebec corporation (“Capital Communications”), Mosaic Media Group, Inc., a Delaware corporation (“Mosaic”), Jules Haimovitz and Henry Winterstern (DCPI Investco, DCPI Mergerco, Capital Communications, Mosaic and Messrs. Haimovitz and Winterstern are collectively referred to herein as the “CDP/Mosaic Group”).

Pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002 (the “Merger Agreement”), by and among Capital Communications, DCPI Investco, DCPI Mergerco and the Company, DCPI Mergerco will merge with and into the Company (the “Merger”) with the Company surviving (the “Surviving Corporation”). In the Merger, each issued and outstanding share of common stock, par value $0.01 per share (the “Common Stock”) (except for shares of Common Stock held by stockholders who exercise their appraisal rights), and class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Company will be cancelled and automatically converted into the right to receive $14.50 in cash, without interest (except for each share of Common Stock and Class A Common Stock held by the Principal Stockholders which will be converted into the right to receive $12.50 in cash, without interest) (the “Merger Consideration”), except as described below.

DCPI Investco, the direct holder of all of the outstanding shares of common stock of DCPI Mergerco, has entered into a Subscription Agreement (the “Subscription Agreement”), dated as of February 13, 2002, with each of Capital Communications, Mosaic and Messrs. Clark, La Maina, Haimovitz and Winterstern. The Subscription Agreement provides that, immediately prior to the Merger, each of Capital Communications, Mosaic and Messrs. Clark, La Maina, Haimovitz and Winterstern will purchase at a price per share of $1.00, a certain number of shares of common stock of DCPI Investco, par value $0.01 per share. A portion of the Class A Common Stock held by Messrs. Clark and La Maina will be contributed to DCPI Investco for common stock of DCPI Investco. Mr. Clark will receive $12.50 of common stock of DCPI Investco for each share of Class A Common Stock contributed to DCPI Investco and Mr. La Maina will receive $14.50 of common stock of DCPI Investco for each share of Class A Common Stock contributed to DCPI Investco. As a result, immediately after the Merger has occurred, it is contemplated that Messrs. Clark and La Maina will together hold approximately 22.3% of the outstanding shares of common stock of DCPI Investco.

In connection with the filing of this Schedule 13E-3, the Company has filed a definitive proxy statement pursuant to which the stockholders of the Company will be given notice of the Merger. The information set forth in the proxy statement, including all annexes thereto, is hereby expressly incorporated herein by reference in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.

ITEM 1.    Summary Term Sheet.

The information contained in the section entitled “SUMMARY TERM SHEET” in the proxy statement is incorporated herein by reference.

ITEM 2.    Subject Company Information.

(a)  Name and Address.    The information contained in the section entitled “SUMMARY TERM SHEET” in the proxy statement is incorporated herein by reference.

(b)  Securities.    The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates is the Common Stock. As of February 14, 2002, there were 9,284,016 shares of Common Stock issued and outstanding.

(c)  Trading Market and Price.    The information contained in the section entitled “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” in the proxy statement is incorporated herein by reference.

(d)  Dividends.    The information contained in the section entitled “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” in the proxy statement is incorporated herein by reference.

(e)  Prior Public Offerings.    The Company has made no underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

(f)  Prior Stock Purchases.    The filing persons did not purchase any subject securities during the past two years.

ITEM 3.    Identity and Background of the Filing Persons.

(a)-(c)   Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

              RICHARD W. CLARK

Richard W. Clark is an individual who is the majority stockholder, Chairman, Chief Executive Officer and a director of the Company. Mr. Clark has been the Chairman, Chief Executive Officer and a director of the Company since its inception. The principal business of the Company is described in the section entitled “SUMMARY TERM SHEET – The Parties” in the proxy statement, which is incorporated herein by reference. The business address, telephone number and citizenship of Mr. Clark is as follows:

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Richard W. Clark United States citizen	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	Chairman, Chief Executive Officer and a director of the Company.

KAREN W. CLARK

Karen W. Clark, the wife of Richard W. Clark, is an individual who is Vice President—Administration of the Company and a director of the Company. Mrs. Clark has been Vice President—Administration of the Company since July 1986 and a director since 1977. From 1977 to 1987, Mrs. Clark served as Secretary of the Company. The business address, telephone number and citizenship of Mrs. Clark is as follows:

Name, Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Karen W. Clark United States citizen	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	Vice President—Administration of the Company and a director of the Company.

FRANCIS C. LA MAINA

Francis C. La Maina is an individual who is President, Chief Operating Officer and a director of the Company. Mr. La Maina joined the Company in 1966. From 1966 to 1974, Mr. La Maina served as Controller of the Company and as an associate producer. From 1974 to 1977, Mr. La Maina served as Vice President—Business Affairs of the Company. From 1977 to 1986, Mr. La Maina served as Executive Vice President of the Company. Mr. La Maina has been a director of the Company since 1974 and President and Chief Operating Officer of the Company since July 1986. The business address, telephone number and citizenship of Mr. La Maina is as follows:

Name, Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Francis C. La Maina United States citizen	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	President, Chief Operating Officer and a director of the Company.

DICK CLARK PRODUCTIONS, INC.

The information contained in the section entitled “SUMMARY TERM SHEET—The Parties” in the proxy statement is incorporated herein by reference. The information contained in “Item 10—Directors and Executive Officers of the Registrant” in the Company’s Annual Report for the fiscal year ended June 30, 2001 on Form 10-K/A is incorporated herein by reference.

OLIVE ENTERPRISES, INC.

Olive is a Pennsylvania corporation wholly-owned by Richard W. Clark. Olive is engaged in, among other things, talent management for Mr. Clark, as well as owning and operating real estate properties. The principal business address of Olive is c/o dick clark productions, inc., 3003 West Olive Avenue, Burbank, CA 91505. Olive’s telephone number is (818) 841-3003. The executive officers and directors of Olive are Richard W. Clark and Francis C. La Maina.

DCPI INVESTCO, INC.

DCPI Investco is a Delaware corporation organized by Mosaic, Capital Communications, Jules Haimovitz and Henry D. Winterstern to acquire the capital stock of the Company. Upon consummation of the Merger, Richard W. Clark, the chairman of the board and chief executive officer of the Company, will be the chairman of the board and chief executive officer of the Surviving Corporation, and will be a director of and own approximately 20% of the outstanding equity of DCPI Investco. Upon consummation of the Merger, Francis C. La Maina, the president, chief operating officer and a director of the Company, will be the president and chief operating officer of the Surviving Corporation, and will be a director of and own approximately 2.3% of the outstanding equity of DCPI Investco. The business address of DCPI Investco is 9200 Sunset Boulevard, Los Angeles, CA 90069. DCPI Investco’s telephone number is (310) 724-7350. The executive officers of DCPI Investco are Pierre Belanger, Helene Belanger, Robert Cote and Jules Haimovitz. The directors of DCPI Investco are Pierre Belanger, Helene Belanger, Ginette Depelteau, Jules Haimovitz, Pat Magnarella, Charles Roven and Allen Shapiro. The information specified by paragraphs (a), (c)(1), (c)(2) and (c)(5) of Item 1003 of Regulation M-A for each executive officer and director of DCPI Investco is as follows:

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Pierre Belanger Canadian citizen	2001, McGill College Avenue Montreal, Quebec, H3A 1G1, Canada (514) 847-2614	Since 1998, President of Capital Communications CDPQ Inc., which is a fund manager.
	300, avenue Viger est Montreal, Quebec H2X 3W4 (514) 281-1232	From 1997 to 1998, Executive Vice President of Videotron Limited, a Canadian internet service provider.
Helene Belanger Canadian citizen	2001, McGill College Avenue Montreal, Quebec, H3A 1G1, Canada (514) 847-2614
Since 1998, Vice-President, Investments, Media and Entertainment of Capital Communications CDPQ Inc., which is a fund manager. From 1997 to 1998, Manager, Investment Management of Capital Communications CDPQ Inc.

Robert Cote Canadian citizen	1981, avenue McGill College Montreal, Quebec H3A 3C7, Canada (514) 847-2614	Since January 2001, Director, Legal Affairs of CDP Capital Inc., which is a fund manager. From August 2001 to December 2001, Senior Legal Counsel of CDP Capital Inc.
	1981, avenue McGill College Montreal, Quebec H3A 3C7, Canada (514) 842-3261	From September 1991 to August 2001, Senior Legal Counsel of Caisse de depot et placement du Quebec, which is a Canadian pension fund.
Ginette Depelteau Canadian citizen	1981, avenue McGill College Montreal, Quebec H3A 3C7, Canada (514) 842-3261
Since 2001, Vice President and Corporate Secretary of Caisse de depot et placement du Quebec, which is a Canadian pension fund. From 1996 to 2001, Director and Corporate Secretary of Caisse de depot et placement du Quebec.

Jules Haimovitz United States citizen	2500 Broadway Street Santa Monica, CA 90404 (310) 449-3525	Since 2001, Consultant to Metro-Goldwyn-Mayer Inc., which is engaged in the worldwide production and distribution of entertainment product.

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
	c/o Metro-Goldwyn-Mayer Inc. 2500 Broadway Street Santa Monica, CA 90404 (310) 449-3525	From 1999 to 2001, President of MGM Networks, Inc., which is engaged in the worldwide production and distribution of entertainment product.
	14035 Aubrey Road Beverly Hills, CA 90210 (310) 475-7610	From 1998 to 1999, Principal of Haimovitz Consulting, which was engaged in providing consulting services to the entertainment industry.
	10877 Wilshire Boulevard Los Angeles, CA 90024 (310) 446-6000	From 1997 to 1998, President of King World Productions, Inc., which is engaged in the production and distribution of entertainment product.
Pat Magnarella United States citizen	9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 2000, Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 1990, Talent Manager of Atlas/Third Rail Management, Inc. (f/k/a Roven Cavallo Entertainment), which is engaged in talent management.
Charles Roven United States citizen	9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 2000, Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 1994, Producer with Atlas Entertainment, Inc., which is engaged in the creation, production, distribution, exploitation and delivery of entertainment.

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 1990, Principal Partner of Atlas/Third Rail Management, Inc., which is engaged in talent management.
Allen Shapiro United States citizen	9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350 c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350
Since 2000, President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.

From 1984 to 1999, President of Allen Shapiro, Inc., which was engaged in providing consulting services to the entertainment industry.

DCPI MERGERCO, INC.

DCPI Mergerco is a Delaware corporation that was formed solely to effect the Merger and that is wholly-owned by DCPI Investco. The business address of DCPI Mergerco is 9200 Sunset Boulevard, Los Angeles, CA 90069. DCPI Mergerco’s telephone number is (310) 724-7350. The executive officers of DCPI Mergerco are Pierre Belanger, Helene Belanger, Robert Cote and Jules Haimovitz. The directors of DCPI Mergerco are Pierre Belanger, Helene Belanger, Ginette Depelteau, Jules Haimovitz, Pat Magnarella, Charles Roven and Allen Shapiro. The information specified by paragraphs (a), (c)(1), (c)(2) and (c)(5) of Item 1003 of Regulation M-A for each executive officer and director of DCPI Mergerco is set forth above under “DCPI Investco, Inc.”

CAPITAL COMMUNICATIONS CDPQ INC.

Capital Communications, which is a fund manager, is a Quebec corporation and a wholly-owned subsidiary of Caisse de Depot et Placement du Quebec, a Canadian pension fund. Upon consummation of the Merger, Capital Communications will own approximately 35% of the outstanding equity of DCPI Investco and will be entitled to designate three directors to serve on the boards of directors of DCPI Investco and the Surviving Corporation. The business address of Capital Communications is 2001, McGill College Avenue, Montreal, Quebec, H3A 1G1, Canada. Capital Communications’ telephone number is (514) 847-2614. The executive officers of Capital Communications are Helene Belanger, Pierre Belanger, Ginette Depelteau, Martin Fafard, Jasmine Hinse, Bertrand Lauzon, Lynn McDonald and Claude Seguin. The directors of Capital Communications are Pierre Belanger, Luc Bessette, Jean-Claude Delorme, Denis Dionne, Yves Filion, Lorraine Maheu, Paul Major, Michel Nadeau, Pierre Parent, Jean-Claude Scraire and Claude Sequin. The information specified by paragraphs (a), (c)(1), (c)(2) and (c)(5) of Item 1003 of Regulation M-A for Mr. Belanger, Ms. Belanger, and Ms. Depelteau is set forth under “DCPI Investco” above, and for each other executive officer and director of Capital Communications is as follows:

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Luc Bessette Canadian citizen	475, rue St-Amable Quebec, Quebec, G1R 5X3, Canada (418) 644-8661	Since 1997, President of Commission administrative des regimes de retraite ed d’assurances, a pension fund manager.
Jean-Claude Delorme Canadian citizen	600, boul. De Maisonneuve Quest, 9[e] etage Montreal, Quebec, H3A 3J3, Canada (514) 285-5865	Since 1995, Corporate Director and Consultant.
Denis Dionne Canadian citizen	1981, McGill College Avenue Montreal, Quebec, H3A 3C7, Canada (514) 847-5415	Since 1996, President of CDP Capital – Technologies, a fund manager.

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Martin Fafard Canadian citizen	2001, McGill College Avenue Montreal, Quebec, H3A 1G1, Canada (514) 847-2348	Since 2001, Vice President of Capital Communications CDPQ Inc., a fund manager.

1999-2001, Manager of Capital Communications CDPQ Inc., a fund manager.

1997-1999, Vice President of TD Securities Inc, a stock broker.

Yves Filion Canadian citizen	75, boul. Rene-Levesque Ouest Montreal, Quebec, H2Z 1A4, Canada (514) 289-3813	Since 2001, Deputy Chief Executive Officer and Chief Financial Officer of Hydro-Quebec Distribution, an electricity distributor.

1998-2001, Assistant General Manager of Hydro-Quebec, an electricity producer and distributor.

Jasmine Hinse Canadian citizen	1981, McGill College Avenue Montreal, Quebec, H3A 3C7, Canada (514) 847-2817	Since 2000, Assistant Corporate Secretary of Capital Communications CDPQ Inc., a fund manager. 1979-2000, notary.

Bertrand Lauzon Canadian citizen	1981, McGill College Avenue Montreal, Quebec, H3A 3C7, Canada (514) 847-2604	Since 1998, Vice President, Finance, Control and Administration of Information Systems of Caisse de Depot et placement du Quebec, a fund manager.

1997-1998, Vice President, Financial Information and Disclosure of Mouvement Desjardins, a cooperative banking institution.

Lorraine Maheu Canadian citizen	300, rue Leo-Pariseau, 6[e] etage Montreal, Quebec, H2W 2P6, Canada (514) 987-1660	Since 1997, Vice President, Finance and Administrative of Air Transat, an airline company.

Paul Major Canadian citizen	46, boul. D’Argenson Repentigny, Quebec, J6A 3W4, Canada (450) 654-4646	Since 1995, Corporate Director and Consultant.

Lynn McDonald Canadian citizen	2001, McGill College Avenue Montreal, Quebec, H3A 1G1, Canada (514) 847-2614	Since 2002, Vice President of Capital Communications CDPQ Inc., a fund manager.

1997-2002, Manager of Capital Communications CDPQ Inc., a fund manager.

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Michel Nadeau Canadian citizen	1981, McGill College Avenue Montreal, Quebec, H3A 3C7, Canada (514) 847-2303	Since 2001, President of CDP Capital Inc., a fund manager. Since 1995, Assistant General Manager of Caisse de depot et placement du Quebec, a fund manager.
Pierre Parent Canadian citizen	418, St-Sulpice, Suite 300 Montreal, Quebec, H2Y 2V5, Canada (514) 282-9942	Since 2001, President of Groupe Parim Inc., a real estate holding company. 1979-2001, President of Promexpo, a special events promoter.
Jean-Claude Scraire Canadian citizen	1981, McGill College Avenue Montreal, Quebec, H3A 3C7, Canada (514) 847-2302	Since 1995, Chairman of Caisse de depot et placement du Quebec, a fund manager.
Claude Seguin Canadian citizen	1981, McGill College Avenue Montreal, Quebec, H3A 3C7, Canada (514) 847-2100
Since 2001, President, CDP Capital- Private Equity and Executive Vice President, CDP Capital, a fund manager.

1992-2000, Executive Vice President, Finance and Chief Financial Officer of Teleglobe Inc., a global communication service company.

MOSAIC MEDIA GROUP, INC.

Mosaic is a Delaware corporation that is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment. Upon consummation of the Merger, Mosaic will own approximately 38% of the outstanding equity of DCPI Investco and will be entitled to designate 3 directors to serve on the boards of directors of DCPI Investco and the Surviving Corporation. The business address of Mosaic is 9200 Sunset Boulevard, 10th Floor, Los Angeles, CA 90069 and its telephone number is (310) 724-7350. The executive officers of Mosaic are Eric Gold, Theodore MacKinney, Pat Magnarella, James Miller, Charles Roven, Allen Shapiro and Charles Scott Welch . The directors of Mosaic are Joel Behr, Eric Gold, Pat Magnarella, James Miller, Charles Roven, Allen Shapiro, Charles Scott Welch and Henry Winterstern. The information specified by paragraphs (a), (c)(1), (c)(2) and (c)(5) of Item 1003 of Regulation M-A for Messrs. Magnarella, Shapiro and Roven is set forth under “DCPI Investco” above, for Mr. Winterstern is set forth under “Henry Winterstern” below, and for each other executive officer and director of Mosaic is as follows:

Name; Country Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Joel Behr United States citizen	2049 Century Park East Suite 2690 Los Angeles, CA 90067 (310) 556-9222	Since 1990, partner of Behr Abramson Kaller, which is a law firm.
Eric Gold United States citizen	9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 2000, Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 1994, Partner and Manager of The Gold/Miller Company, which is engaged in talent management.
Theodore A. MacKinney United States citizen	9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 2001, Chief Financial Officer of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.
	c/o Vivendi-Universal 100 Universal Center Drive Universal City, CA 91608 (818) 777-1000	1997-1999, Chief Financial Officer of PolyGram Filmed Entertainment Distribution, Inc., which was engaged in motion picture production and distribution.
1991-1997, Chief Financial Officer of Propaganda Films Inc., which was engaged in motion picture production and distribution.
James Miller United States citizen	9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 2000, Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 1994, Partner and Manager of The Gold/Miller Company, which is engaged in talent management.
Charles Scott Welch United States citizen	9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 2000, Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	Since 1991, Manager of Atlas/Third Rail Management, Inc. (f/k/a Roven Cavallo Entertainment), which is engaged in talent management.

JULES HAIMOVITZ

Jules Haimovitz is an individual. Upon consummation of the Merger, Mr. Haimovitz will own approximately 4% of the outstanding equity of DCPI Investco, will be an executive officer of DCPI Investco and will serve on its board of directors. The information specified by paragraphs (a), (c)(1), (c)(2) and (c)(5) of Item 1003 of Regulation M-A with respect to Mr. Haimovitz is set forth under “DCPI Investco” above.

HENRY WINTERSTERN

Henry Winterstern is an individual. Upon consummation of the Merger, Mr. Winterstern will own approximately 1% of the outstanding equity of DCPI Investco. The information specified by paragraphs (a), (c)(1), (c)(2) and (c)(5) of Item 1003 of Regulation M-A with respect to Mr. Winterstern is as follows.

Name; Country of Citizenship	Business Address; Telephone Number	Occupation or Employment; Principal Business
Henry Winterstern United States citizen	9200 Sunset Blvd., Suite 520 Los Angeles, CA 90069 (310) 281-0031	Since 2001, Managing Partner of CDP Capital Entertainment Corporation, which is a financial advisor to Capital Communications CDPQ Inc.
	Place Bonaventure 825 Saint-Antoine Ouest Niveau F, 2-Fundy Montreal, Qc H5A 1B5, C.P. 344 Canada (514) 392-0031	Since 1993, owner and President of Winterstern and Associates, which is an investment firm specializing in commercial transactions in the real estate and media sectors.

(c)(3) Each of the filing persons certifies that neither it nor, to the best of its knowledge, any of its executive officers or directors identified in this Item 3 was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(c)(4) Each of the filing persons certifies that neither it nor, to the best of its knowledge, any of its executive officers or directors identified in this Item 3 was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    Terms of the Transaction.

(a) (1)    Tender Offers.    Not applicable.

(a) (2) (i)    Transaction Description.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Background of the Transaction” and “—Interests of Messrs. Clark and La Maina in the Merger and the Company” in the proxy statement is incorporated herein by reference.

(a) (2) (ii)    Consideration.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Appraisal Rights” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(a) (2) (iii)  Reasons for Transaction.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,”
“—The CDP/Mosaic Group’s Position as to the Fairness of the Merger” and “—The CDP/Mosaic Group’s Reasons for the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (iv)  Vote Required for Approval.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “VOTE REQUIRED AND RECOMMENDATION” in the proxy statement is incorporated herein by reference.

(a) (2) (v)  Differences in the Rights of Security Holders.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Interests of Messrs. Clark and La Maina in the Merger and the Company” in the proxy statement is incorporated herein by reference.

(a) (2) (vi)  Accounting Treatment.    The information contained in the section entitled “SPECIAL FACTORS—Accounting Treatment” in the proxy statement is incorporated herein by reference.

(a) (2) (vii)  Income Tax Consequences.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Certain United States Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

(c)  Different Terms.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “THE MERGER AGREEMENT” and “RELATED AGREEMENTS” in the proxy statement is incorporated herein by reference.

(d)  Appraisal Rights.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e)  Provisions For Unaffiliated Security Holders.    The Company has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f)  Eligibility for Listing or Trading.    Not applicable.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions.    The information contained in the sections entitled “CERTAIN TRANSACTIONS,” “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

(b)-(c)  Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “RELATED AGREEMENTS” and “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” in the proxy statement is incorporated herein by reference.

(e)  Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company” and “RELATED AGREEMENTS” in the proxy statement is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(b)  Use of Securities Acquired.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—The CDP/Mosaic Group’s Position as to the Fairness of the Merger,” “—The CDP/Mosaic Group’s Reasons for the Merger,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “—Effect of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(c)  Plans.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “—Effect of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(a), (c)  Purposes; Reasons.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—The CDP/Mosaic Group’s Position as to the Fairness of the Merger” and “—The CDP/Mosaic Group’s Reasons for the Merger” in the proxy statement is incorporated herein by reference.

(b)  Alternatives.    The information contained in the section entitled “SPECIAL FACTORS—Background of the Transaction” in the proxy statement is incorporated herein by reference.

(d)  Effects.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “—Effect of the Merger,” “—Certain United States Federal Income Tax Consequences,” “—Fees and Expenses,” “—Financing of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

ITEM 8. Fairness of the Going Private Transaction.

(a)-(b)  Fairness; Factors Considered in Determining Fairness.    The information contained in the sections entitled “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Background of the Transaction,” “—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—The CDP/Mosaic Group’s Position as to the Fairness of the Merger,” “—The CDP/Mosaic Group’s Reasons for the Merger,” “—Opinion of Allen & Company” and “—Opinion of Ladenburg” in the proxy statement and “Opinion of Allen & Company Incorporated” and “Opinion of Ladenburg Thalmann & Co. Inc.” attached as Annex B and Annex C, respectively, to the proxy statement, is incorporated herein by reference. Based upon the same factors considered by the Special Committee (as defined in the proxy statement), the Principal Stockholders and Mr. La Maina expressly adopt the analyses and conclusions of Allen & Company and Ladenburg as set forth in the sections entitled “Opinion of Allen & Company” and “Opinion of Ladenburg,” respectively, in the proxy statement, and believe the Merger Consideration to be received by the stockholders of Company other than the Principal Stockholders as a result of the Merger is fair, from a financial point of view, to the stockholders of the Company other than the Principal Stockholders. However, the filing persons did not participate in the deliberations of the Special Committee.

(c)  Approval of Security Holders.    The information contained in the section entitled “VOTE REQUIRED AND RECOMMENDATION” in the proxy statement is incorporated herein by reference.

(d)  Unaffiliated Representative.    The information contained in the sections entitled “SPECIAL FACTORS—Background of the Transaction,” “—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—The CDP/Mosaic Group’s Position as to the Fairness of the Merger” and “—The CDP/Mosaic Group’s Reasons for the Merger” in the proxy statement is incorporated herein by reference.

(e)  Approval of Directors.    The information contained in the section entitled “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—The CDP/Mosaic Group’s Position as to the Fairness of the Merger” and “—The CDP/Mosaic Group’s Reasons for the Merger” in the proxy statement is incorporated herein by reference.

(f)  Other Offers.    The information contained in the section entitled “SPECIAL FACTORS—Background of the Transaction” in the proxy statement is incorporated herein by reference.

ITEM 9.  Reports, Opinions, Appraisals and Negotiations.

(a)-(c)  Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information contained in the sections entitled “SPECIAL FACTORS—Background of the Transaction,” “—Opinion of Allen & Company,” “—Opinion of Ladenburg” and “AVAILABLE INFORMATION” in the proxy statement and “Opinion of Allen & Company Incorporated” and “Opinion of Ladenburg Thalmann & Co. Inc.” attached as Annex B and Annex C, respectively, to the proxy statement is incorporated herein by reference.

ITEM 10.  Source and Amounts of Funds or Other Consideration.

(a), (b), (d)  Source of Funds; Conditions; Borrowed Funds.    The information contained in the section entitled “SPECIAL FACTORS—Financing of the Merger” in the proxy statement is incorporated herein by reference.

(c)  Expenses.    The information contained in the section entitled “SPECIAL FACTORS—Fees and Expenses” in the proxy statement is incorporated herein by reference.

ITEM 11.  Interest in Securities of the Subject Company.

(a)  Securities Ownership.    The information contained in the section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference. Mr. Joel Behr, a director of Mosaic, owns 3,637 shares of Common Stock, which constitutes approximately 0.40% of the outstanding shares of Common Stock as of February 14, 2002.

(b)  Securities Transactions.    The information contained in the section entitled “RELATED AGREEMENTS” in the proxy statement is incorporated herein by reference.

ITEM 12.  The Solicitation or Recommendation.

(d)  Intent to Tender or Vote in a Going-Private Transaction.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—The CDP/Mosaic Group’s Position as to the Fairness of the Merger,” “—The CDP/Mosaic Group’s Reasons for the Merger” and “VOTE REQUIRED AND RECOMMENDATION” in the proxy statement is incorporated herein by reference.

(e)  Recommendations of Others.    The information contained in the section entitled “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—The CDP/Mosaic Group’s Position as to the Fairness of the Merger” and “—The CDP/Mosaic Group’s Reasons for the Merger” in the proxy statement is incorporated herein by reference.

ITEM 13.    Financial Statements.

(a)  Financial Information.    The information contained in the section entitled “SELECTED FINANCIAL DATA OF THE COMPANY” in the proxy statement is incorporated herein by reference. The information contained in the Company’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2001 and the Company’s Quarterly Reports on Form 10-Q for the quarters ending September 30, 2001, December 31, 2001 and March 31, 2002 is incorporated herein by reference.

(b)  Pro Forma Information.    Not applicable.

ITEM 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a), (b)  Solicitations or Recommendations; Employees and Corporate Assets.    The information contained in the sections entitled “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS”—Interests of Messrs. Clark and La Maina in the Merger and the Company” and “—Fees and Expenses” in the proxy statement is incorporated herein by reference.

ITEM 15.    Additional Information.

(b)  Other Material Information.    The information contained in the sections entitled “WHERE YOU CAN FIND MORE INFORMATION” and “AVAILABLE INFORMATION” in the proxy statement is incorporated herein by reference.

ITEM 16.    Exhibits.

(a)(1)	Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 17, 2002 (incorporated herein by reference to the proxy statement).

(a)(2)
Press release issued by dick clark productions, inc., dated February 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by dick clark productions, inc. on February 15, 2002).

(a)(3)
Annual Report on Form 10-K/A of dick clark productions, inc. for the fiscal year ended June 30, 2001 (incorporated herein by reference to the Annual Report on Form 10-K/A filed by dick clark productions, inc. on May 22, 2002).

(a)(4)
Quarterly Report on Form 10-Q of dick clark productions, inc. for the nine months ended March 31, 2002 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed by dick clark productions, inc. on May 14, 2002).

(c)(1)	Opinion of Allen & Company Incorporated, dated as of February 13, 2002 (incorporated herein by reference to Annex B of the proxy statement).

(c)(2)	Opinion of Ladenburg Thalmann & Co. Inc., dated as of February 13, 2002 (incorporated herein by reference to Annex C of the proxy statement).

(c)(3)	Materials prepared by Allen & Company Incorporated and presented to the Board of Directors of the Company on February 12, 2002.*

(c)(4)	Materials prepared by Ladenburg Thalmann & Co. Inc. and presented to the Board of Directors of the Company on February 12, 2002.*

(d)(1)
Agreement and Plan of Merger, dated as of February 13, 2002, by and among Capital Communications CDPQ Inc., DCPI Investco, Inc., DCPI Mergerco, Inc., and the Company (incorporated herein by reference to Annex A of the proxy statement).

(d)(2)
Voting Agreement, dated as of February 13, 2002, by and among DCPI Investco, Inc., Richard W. Clark, Karen W. Clark, and Olive Enterprises, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on February 15, 2002).

(d)(3)	Employment Agreement, dated as of February 13, 2002, by and among dick clark productions, inc., DCPI Investco, Inc. and Richard W. Clark.*

(d)(4)	Employment Agreement, dated as of February 13, 2002, by and among dick clark productions, inc., DCPI Investco, Inc. and Francis C. La Maina.*

(d)(5)	Non-Competition and Non-Solicitation Agreement, dated as of February 13, 2002, by and between Richard W. Clark and DCPI Investco, Inc.*

(d)(6)	Power of Attorney of certain filing persons.*

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the proxy statement).

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2002

dick clark productions, inc.*
RICHARD W. CLARK*
KAREN W. CLARK*
OLIVE ENTERPRISES, INC.*
FRANCIS C. LA MAINA*

*By:	/s/ Martin Eric Weisberg
Name: Martin Eric Weisberg Title: Attorney-in-Fact

DCPI INVESTCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: Vice President

DCPI MERGERCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: President

CAPITAL COMMUNICATIONS CDPQ INC.

By:	/s/ Pierre Belanger
Name: Pierre Belanger Title: President

By:	/s/ Helene Belanger
Name: Helene Belanger Title: Vice President

MOSAIC MEDIA GROUP, INC.

By:	/s/ Allen Shapiro
Name: Allen Shapiro Title: President

/s/ Jules Haimovitz
Jules Haimovitz

/s/ Henry Winterstern
Henry Winterstern

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 17, 2002 (incorporated herein by reference to the proxy statement).

(a)(2)
Press release issued by dick clark productions, inc., dated February 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by dick clark productions, inc. on February 15, 2002).

(a)(3)
Annual Report on Form 10-K/A of dick clark productions, inc. for the fiscal year ended June 30, 2001 (incorporated herein by reference to the Annual Report on Form 10-K/A filed by dick clark productions, inc. on May 22, 2002).

(a)(4)
Quarterly Report on Form 10-Q of dick clark productions, inc. for the nine months ended March 31, 2002 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed by dick clark productions, inc. on May 14, 2002).

(c)(1)	Opinion of Allen & Company Incorporated, dated as of February 13, 2002 (incorporated herein by reference to Annex B of the proxy statement).

(c)(2)	Opinion of Ladenburg Thalmann & Co. Inc., dated as of February 13, 2002 (incorporated herein by reference to Annex C of the proxy statement).

(c)(3)	Materials prepared by Allen & Company Incorporated and presented to the Board of Directors of the Company on February 12, 2002.*

(c)(4)	Materials prepared by Ladenburg Thalmann & Co. Inc. and presented to the Board of Directors of the Company on February 12, 2002.*

(d)(1)
Agreement and Plan of Merger, dated as of February 13, 2002, by and among Capital Communications CDPQ Inc., DCPI Investco, Inc., DCPI Mergerco, Inc., and the Company (incorporated herein by reference to Annex A of the proxy statement).

(d)(2)
Voting Agreement, dated as of February 13, 2002, by and among DCPI Investco, Inc., Richard W. Clark, Karen W. Clark, and Olive Enterprises, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on February 15, 2002).

(d)(3)	Employment Agreement, dated as of February 13, 2002, by and among dick clark productions, inc., DCPI Investco, Inc. and Richard W. Clark.*

(d)(4)	Employment Agreement, dated as of February 13, 2002, by and among dick clark productions, inc., DCPI Investco, Inc. and Francis C. La Maina.*

(d)(5)	Non-Competition and Non-Solicitation Agreement, dated as of February 13, 2002, by and between Richard W. Clark and DCPI Investco, Inc.*

(d)(6)	Power of Attorney of certain filing persons.*

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the proxy statement).

*	Previously filed.